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Jason W. Goode	Direct Dial: 404-881-7986	Email: jason.goode@alston.com

January 7, 2016
Via EDGAR

Ms. Sandra Hunter Division of Corporation Finance Securities and Exchange Commission 100 F Street, Mail Stop 3010 Washington, DC 20549

Re:	RREEF Property Trust, Inc. File No. 333-180356

Dear Ms. Hunter:

This letter sets forth the response of our client, RREEF Property Trust, Inc. (“Issuer”), to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to the Issuer’s Post-Effective Amendment No. 19 to the Registration Statement on Form S-11 (the “Registration Statement”) that was filed with the SEC on December 23, 2015. For your convenience, we have set forth below the Staff's comments followed by the Issuer’s responses thereto. As discussed, the Issuer agrees to include the additional disclosure requested in the Staff's telephonic comments in a prospectus supplement filed pursuant to Rule 424(b)(3) (the “Supplement”), which would be filed no later than the filing of the Issuer’s next post-effective amendment required by 20.D of Guide 5. If this is acceptable, we request the Staff to declare Amendment No. 19 to the Registration Statement effective at the earliest practicable time.

1.	Comment: For the table on page 15 of the supplement included in Amendment No. 19 to the Registration Statement, quantify the expense support for the last fiscal year.

Response: The Issuer undertakes to include such disclosure in the Supplement.

2.	Comment: Where there is a shortfall in cash flow from operations or FFO, the percentage of coverage should be specified in a summary risk factor or be in the sticker supplement.

Response: The Issuer undertakes to provide such disclosure in the Supplement.

_________________________________________________________________________________________________________________________________________________
Atlanta Beijing Brussels Charlotte Dallas Los Angeles New York Research Triangle Silicon Valley Washington, D.C.

January 7, 2016

The Issuer has authorized us to acknowledge on its behalf that (i) should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Issuer may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your review and assistance. Should you have any questions or need additional information, please do not hesitate to contact me.

Sincerely,

/s/ JASON W. GOODE

Jason W. Goode